January 30, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jim Rosenberg
Joel Parker
Christine Torney

Re:	Vanda Pharmaceuticals Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 27, 2014
File No. 001-34186

Dear Mr. Rosenberg:

Vanda Pharmaceuticals Inc. (the “Company”, “we”, “our”) is providing this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”) and Form 10-Q for the quarterly period ended September 30, 2014 (the (“2014 Q3”). For your convenience, we have repeated your comments in italicized print. The Company’s responses are provided below for each comment. The responses below are based solely on the inquiry that the Company has conducted and materials it has reviewed as of January 30, 2015 in response to the Staff’s comments.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

2. Summary of significant Accounting Policies

Net Product Revenue, page 9

1.	In light of your recent launch of HETLIOZ, please provide us an analysis of each condition in ASC 605-15-25-1 that supports that you met each condition. Also, provide us an analysis of each of factor in ASC 605-15-25-3 to demonstrate you had the ability to make a reasonable estimate of future returns. Further, provide us an analysis supporting that you were able to reasonably estimate provisions for rebates, chargebacks, Medicare Part D Coverage Gap, and co-pay assistance.

Response to Comment 1:

In consideration of the guidance provided in ASC 605-15-25-1and ASC 605-15-25-3, the Company advises the Staff that although HETLIOZ® is new to the market, we can reasonably estimate expected returns, rebates, chargebacks, Medicare Part D Coverage Gap and co-pay assistance for each reporting period, including the period in which HETLIOZ® was launched, for several reasons.

1.	We have a carefully controlled distribution model. We sell only to a limited number of specialty pharmacies (“SPs”) and one Managed Care Organization. SPs sell product directly to patients, who do not have a right of return.

2.	The Company’s SPs are contractually required to provide the Company information on the amount of product dispensed to patients and held in their inventory. As a result, the Company knows how much product was sold through the distribution channel and how much the SPs are holding at the end of the reporting period. In addition, based on data received from the SPs shortly after a period end, we are able to determine whether SP inventory on hand as of the end of that period has been sold through the distribution channel. Therefore, the Company knows how much product may be subject to return, if any, at the end of a period.

3.	SPs and patients can usually obtain product within one business day (i.e. just-in-time basis) thus limiting the need for large quantities of inventory in the distribution channel.

4.	HETLIOZ® is prescribed for the treatment of a Non-24-Hour Sleep-Wake Disorder (“Non-24”). This is a rare, circadian rhythm disorder for which no other FDA approved treatment exists. At this time, we are unaware of any other treatments in development for Non-24.

5.	SPs may only return product damaged in-transit, six months prior to and six months after the expiration date. To date, all product shipped has had at least 12 months of shelf life remaining. SPs are required to inspect and accept product upon delivery and report non-conformity with 10 business days of delivery. Therefore, the Company has visibility into any product damaged in-transit to the SPs. In addition, SPs track product at their facilities by individual unit manufacturing lot number. The Company compares this data with its manufacturing data to evaluate if there is a risk of expiration.

6.	By reviewing data collected by HETLIOZSolutionsTM, our patient support program, the Company knows how many prescriptions have been submitted by physicians, and of those, how many are unfulfilled at the end of a period. This information is compared to the quantity on hand at the SPs at the end of the reporting period. Currently, the number of unfulfilled prescriptions and refill expectations exceed the quantity held by SPs. This excess demand over SP supply creates a reasonable expectation that period- end inventory will be sold in advance of its expiration.

7.	Given HETLIOZ®’s price to the SPs, any inventory build-up would require significant use of their working capital. With no incentive to stockpile inventory, SPs would be unlikely to finance inventory in excess of what is expected to be dispensed. The Company expects the amount of inventory on hand at any particular SP to be below three weeks at any given time.

8.	Since launching HETLIOZ® in April 2014, our historical product returns for HETLIOZ® have been zero. Based on historical peer analysis of other similarly priced, small molecule orphan drugs, the likelihood of product returns is minimal.

9.	Since launching HETLIOZ® in April 2014, we have not recorded any bad debt expense nor have we recorded any allowance for doubtful accounts. The Company has been selective when choosing the SPs to join the HETLIOZ® distribution network to ensure quality of execution and to limit credit risk.

10.	HETLIOZSolutionsTM maintains data about each patient and prescription. Based on this information, we know which insurers or government payors cover those patients. Since the SPs hold very little inventory (to date under 3 weeks), only a small percent of sales in a period are subject to estimates of the eventual payor as of the end of the period. During the weeks after the period end, this payor data becomes known in time for management to include in the financial results if materially different than estimates.

11.	At the time of the HETLIOZ® launch in 2014, the information and circumstances noted above were in place and therefore enabled the Company to reasonably estimate expected returns, rebates, chargebacks, Medicare Part D Coverage Gap and co-pay assistance

In accordance with ASC 605-15-25-1, the Company does not recognize revenue until all of the following criteria are met for product sales where a right of return exists. Based on the discussion above, we believe that the criteria outlined within ASC 605-15-25-1 are satisfied upon delivery of HETLIOZ® to the SPs.

•	The seller’s price to the buyer is substantially fixed or determinable at the date of sale. The price is fixed or determinable at the time of delivery to the SPs. At that point, any returns or other sales deductions can be reasonably estimated.

•	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product. The SPs are contractually obligated to pay the Company upon receipt of HETLIOZ®, and payment to the Company is not contingent upon the SP shipping the product to a patient.

•	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product. Product is shipped to the SPs F.O.B. destination. Title and risk of loss pass upon delivery to the SPs. SPs are required to inspect and accept product upon delivery and report non-conformity with 10 business days of delivery.

•	The buyer acquiring the product for resale has economic substance apart from that provided by the seller. The SPs derive an economic benefit from sales of HETLIOZ®.

•	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer. The Company does not have any future obligations to the SPs in order to have them resell HETLIOZ®.

•	The amount of future returns can be reasonably estimated. Consistent with industry practice, the Company offers SPs a limited right of return. Once product has been labeled, the right of return is substantially eliminated with the exception being product returns linked to quality issues (e.g., FDA recall). In addition, product dispensed to patients may not be returned to us. Since launching HETLIOZ® in April 2014, our historical product returns for HETLIOZ® have been zero.

The right of return guidance in ASC 605-15-25 indicates that revenue generally may be recognized at the time of sale when the buyer has the right to return a product or receive a refund of consideration paid to the vendor if a reasonable estimate of future returns or refunds can be made pursuant to the provisions of the rights of return. The Company offers SPs a limited right of return. As mentioned above, once product has been labeled, the right of return is substantially eliminated and product dispensed to patients may not be returned.

In response to the Staff’s comments above, we individually assessed the four factors discussed in ASC 605-15-25-3, which may impair a company’s ability to estimate returns, below.

•	The susceptibility of the product to significant external factors. The probability of external factors such as obsolescence is currently low given the time it takes to develop products and the FDA’s long product approval times. The Company is not aware of any relevant, near-term external factors at this time.

•	Relatively long periods in which a particular product may be returned. There is a relatively small window of opportunity to return HETLIOZ®. SPs may return product six months prior to and six months after the expiration date. To date, all Product shipped has had at least 12 months of shelf life remaining. Any unit dispensed to a patient cannot be returned due to product dating. Once product has been labeled, the right of return is substantially eliminated with the exception being product returns linked to quality issues (e.g., FDA recall).

•	Absence of historical experience with similar types of sales of similar products. Despite the Company’s limited sales history, the Company believes the factors discussed above provide sufficient evidence to support a reasonable returns reserve at the time product is delivered to the SP (specifically see item 8 above).

•	Absence of a large volume of relatively homogeneous transactions. While there is a lack of a large volume of homogenous transactions at this point, the Company believes this factor is outweighed by items 1 through 8 discussed above.

The Company believes the factors limiting the ability to estimate returns discussed in ASC 605-15-25-3 discussed above do not preclude it from recognizing revenue at the time HETLIOZ® is delivered to the SPs. As of September 30, 2014, the Company considered the need for a returns reserve and determined that no allowance for product returns was necessary based on consideration of items 1 through 8 discussed above and the four factors discussed in ASC 605-15-25-3.

Other Estimates

In addition to recognizing HETLIOZ® product revenue net of returns, our gross product sales are also net of deductions for rebates, chargebacks, Medicare Part D Coverage Gap, co-pay assistance, service fees and prompt payment discounts. We record deductions for rebates, chargebacks, Medicare Part D Coverage Gap and co-pay assistance as follows:

•	Rebates: Rebates only apply to sales under government mandated rebate programs (e.g., Medicaid Drug Rebate Program). Based on information related to the current reporting period received from the SPs and HETLIOZSolutionsTM, the Company has visibility into the actual number of prescriptions fulfilled under government rebate programs. For units not yet sold through the distribution channel, the number of prescriptions is estimated by multiplying the number of units on hand at the SPs by the cumulative average government payer mix. For example, the Medicaid rebate liability is calculated by multiplying actual and estimated unit sales by the Unit Rebate Amount as determined in accordance with the rules of the Medicaid Drug Rebate Program.

•	Chargebacks: The Company calculates and publishes the Federal Supply Schedule (“FSS”) and PHS / 340B price each period as part of its standard government price reporting process. Wholesale Acquisition Cost less the 340B price, or the FSS price, is the resulting chargeback amount per unit. Based on information related to the current reporting period received from the SPs and HETLIOZSolutionsTM, the Company has visibility into the actual units sold to Public Health Service institutions and Federal government entities (e.g., VA, DOD) at the point of purchase. This results in a known chargeback liability at a period end. For units not yet sold through the distribution channel, the number of prescriptions is estimated by multiplying the number of units on hand at the SPs by the cumulative average chargeback payer mix. The liability associated with units not yet sold through the channel is calculated by multiplying estimated unit sales by the chargeback amount.

•

Medicare Part D Coverage Gap: Based on information received from the SPs and HETLIOZSolutionsTM, the Company has visibility into the actual number of Medicare prescriptions fulfilled. For units not yet sold through the distribution channel, the number of prescriptions is estimated by multiplying the number of units on hand at the SPs by the cumulative average Medicare payer mix. Based on the structure of the standard Part D plan and the price of HETLIOZ®, the Company estimates the liability per patient. The coverage gap liability is calculated by multiplying actual and estimated unit sales by the average liability per patient. Due to the price of HETLIOZ®, a patient will go through the “doughnut hole” with their first prescription and therefore, the Company only needs to estimate a liability for a patient’s first prescription in a given year. The Company refines its estimates to reflect actual data as quarterly invoices from the Centers for Medicare and Medicaid Services are received.

•	Co-pay Assistance: Information on the amount of co-pay assistance utilization is provided monthly by the Company’s third party administrator. The allowance for co-pay assistance for dispensed product is based on actual sales and is not an estimate. For units not yet sold through the distribution channel at the end of a period, the amount of co-pay assistance is estimated using the percentage of patients receiving co-pay assistance in a given period and the cumulative average assistance received over time.

We continuously monitor reserve estimates recorded for product returns and the other estimates discussed above. If material adjustments are necessary, we will discuss the amount and reason for any significant fluctuation in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our periodic filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

2.	You disclose on pages 27 and 28 that you expensed the cost of HETLIOZ manufactured prior to FDA approval and that you expect that your cost of goods sold as a percentage of sales will increase in future periods as product manufactured prior to FDA approval is consumed. Please provide us proposed disclosure to be included in future periodic reports that includes the following:

•	the estimated selling price or range of reduced-cost inventory you have at the latest balance sheet date presented and an indication as to the time period you expect to sell this inventory; and

•	the estimated cost of goods sold or range, if determinable, as a percentage of sales that you expect to incur after the reduced-cost inventory has been consumed.

Response to Comment 2:

Inventory manufactured and expensed as research and development expense prior to FDA approval consisted solely of raw materials and work-in-process inventory. As discussed in our periodic filings, we tracked the quantities of individual product lots manufactured. We did not track pre-FDA approval manufacturing costs in a manner that enabled identification of amounts that could be subsequently attributed to the carrying value of commercial inventory and therefore the manufacturing cost of inventory produced prior to FDA approval is not reasonably determinable. Upon approval of HETLIOZ®, the Company began to track commercial inventory-related costs separately, which forms the basis of the carrying value of capitalized commercial inventory.

In response to the Staff’s comments above, the Company undertakes to include in future periodic filings substantially the following disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section entitled “Cost of goods sold”:

“HETLIOZ® inventory manufactured prior to FDA approval consisted of raw materials and work-in-process inventory, which was expensed as research and development costs as incurred and was combined with other research and development expenses. While we tracked the quantities of individual product lots, we did not track pre-FDA approval manufacturing costs and therefore the manufacturing cost of HETLIOZ® raw materials and work-in-process inventory produced prior to FDA approval is not reasonably determinable.

We began capitalizing HETLIOZ® manufacturing costs as inventory following the receipt of marketing approval from the FDA on January 31, 2014. As of [            ], we had approximately $[            ] million, $[            ] million and $[            ] million of reduced-cost finished goods, work-in-process inventory and raw materials inventory, respectively, on hand.

The aggregate selling price of reduced-cost finished goods inventory on hand may be affected by a number of factors including, but not limited to, market demand, future pricing of the product, competition and reimbursement by government and other payers. At this time we cannot reasonably estimate the timing and rate of consumption of reduced-cost raw materials and work-in-progress inventory, or the timing of sales of finished goods manufactured with this inventory. We expect our cost of goods sold to increase in the future as this inventory is sold, which will have a negative impact on gross margin. The time period over which reduced-cost finished goods inventory is consumed will depend on a number of factors, including the amount of future HETLIOZ® sales, the ultimate use of this inventory in either commercial sales, clinical development or other research activities, and the ability to utilize inventory prior to its expiration date.

In addition, the cost of goods sold as a percentage of revenue for the expected sales of inventory capitalized after FDA approval will depend upon our cost to manufacture inventory at normalized production levels with our third party manufacturers. Therefore, the cost of goods sold as a percentage of future net product revenue is not reasonably known at this time.”

*  *  *  *

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please do not hesitate to contact me at (202) 734-3428 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ James P. Kelly
James P. Kelly
Senior Vice President, Chief Financial Officer, Secretary and Treasurer